FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

(Name of Registrant)

and

THE REPUBLIC OF AUSTRIA

(Guarantor and Co-Signatory)

Date of end of last fiscal year: December 31, 2020

SECURITIES REGISTERED

(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*	The Registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Marc O. Plepelits, Esq.

Allen & Overy LLP

Haus am OpernTurm

Bockenheimer Landstrasse 2

60306 Frankfurt am Main, Germany

In connection with the offer, issuance and sale by Oesterreichische Kontrollbank (the “Bank”) of U.S.$1,750,000,000 aggregate principal amount of its 0.500% Guaranteed Global Notes Due 2024, the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2020 as follows:

1.	The following additional exhibits are hereby added to the Annual Report:

Exhibit Number	Description

99.A.	Executed Opinion of RA Dr. Alexander Russ and RA Dr. Martin Oppitz, Austrian counsel to the Bank, in respect of the legality of the U.S.$1,750,000,000 aggregate principal amount of the Bank’s 0.500% Guaranteed Global Notes Due 2024
B.	Executed Opinion of Allen & Overy LLP, United States counsel to the Bank, in respect of the legality of the U.S.$1,750,000,000 aggregate principal amount of the Bank’s 0.500% Guaranteed Global Notes Due 2024

This amendment no. 1 to the Bank’s annual report on Form 18-K/A for the year ended December 31, 2020 is intended to be incorporated by reference into the prospectus filed jointly by the Bank and the Republic of Austria, dated July 29, 2021 and any future prospectus filed by the Bank and the Republic of Austria with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

SIGNATURE OF OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

Pursuant to the requirements of the Securities Exchange Act of 1934, Oesterreichische Kontrollbank Aktiengesellschaft has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 16th day of September, 2021.

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

/s/ Monika Seitelberger
Name:	Monika Seitelberger
Title:	Director

/s/ Maximilian Plattner
Name:	Maximilian Plattner
Title:	Director

SIGNATURE OF THE REPUBLIC OF AUSTRIA

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of Austria has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 16th day of September, 2021.

THE REPUBLIC OF AUSTRIA

/s/ Mag. Christoph Kreutler
Name:	Mag. Christoph Kreutler
Title:	Acting Head of the Unit for Export Financing and International Export Promotion Policy for the Federal Ministry of Finance

EXHIBIT INDEX

Exhibit Number	Description

99.A.	Executed Opinion of RA Dr. Alexander Russ and RA Dr. Martin Oppitz, Austrian counsel to the Bank, in respect of the legality of the U.S.$1,750,000,000 aggregate principal amount of the Bank’s 0.500% Guaranteed Global Notes Due 2024

B.	Executed Opinion of Allen & Overy LLP, United States counsel to the Bank, in respect of the legality of the U.S.$1,750,000,000 aggregate principal amount of the Bank’s 0.500% Guaranteed Global Notes Due 2024

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